*AB 3/12

[redacted]

14047292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

SEC FILE NUMBER
8- 41948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Broadhollow Road
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. DeBlanc (504) 533-5378
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 500 (Address) Glenn Allen (City) Virginia (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Ronald Joseph DeBlanc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Investment Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brent J. Sheppard
NOTARY PUBLIC
State of Louisiana
Louisiana State Bar #28760
My Commission is for life

CAPITAL ONE INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Capital One, National Association)

Financial Statement

December 31, 2013
with Independent Accountants' Report

SEC ID 8 – 41948

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

www.keitercpa.com

CAPITAL ONE INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Capital One, National Association)

Table of Contents

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT

The Member and Board of Directors
Capital One Investment Services LLC
Melville, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Capital One Investment Services LLC (the "Company") as of December 31, 2013, and the related notes to the financial statement, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital One Investment Services LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States.

February 7, 2014
Glen Allen, Virginia

CAPITAL ONE INVESTMENT SERVICES LLC

(A Wholly Owned Subsidiary of Capital One, National Association)

Statement of Financial Condition

		December 31, 2013
Assets:		
Cash on deposit with affiliated company	$	5,190,108
Cash segregated under federal regulations		126,899
Investment in money market mutual fund		19,946,446
Deposit with clearing broker		110,007
Commissions receivable from clearing broker and others		1,014,647
Premises and equipment, net		56,885
Brokerage intangible, net		1,053,786
Due from affiliate		3,296,678
Other assets		220,869
Total assets	$	31,016,325
Liabilities:		
Commissions payable to brokers and dealers	$	967,162
Payable to investment companies		126,899
Due to affiliate		3,688,267
Income tax payable to affiliate		4,982,366
Deferred tax liability		328,447
Other liabilities		267,315
Total liabilities		10,360,456
Member's equity:		
Member's equity		20,655,869
Total member's equity		20,655,869
Total liabilities and member's equity	$	31,016,325

See accompanying notes to financial statement.

CAPITAL ONE INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of Capital One, National Association)

Notes to Financial Statement

Note 1—Organization

Capital One Investment Services LLC (the "Company") is a wholly owned subsidiary of Capital One, National Association ("CONA"). CONA is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades, carry customer accounts, or offer margin services. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the "Clearing Broker") that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The Clearing Broker is responsible for customer billing, recordkeeping, custody of securities, and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the Clearing Broker. Additionally, the Company accepts customer orders for alternative investment products on a fully disclosed basis with unaffiliated third party vendors.

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

Risks and Uncertainties

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

Note 2—Summary of Significant Accounting Policies (continued)

Cash on Deposit with Affiliated Company and Cash Segregated under Federal Regulations

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash segregated under federal regulations represents monies received by the Company from customers for the purchase of certain alternative investment products. Pursuant to SEC Rule 15c3-3, the Company remits this cash to investment companies within one business day of receipt.

Investment in Money Market Mutual Fund

The Company records its investment in the money market mutual fund at cost which approximates fair value due to its short-term nature. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statement of cash flows based on regulatory guidance.

Premises and Equipment

Buildings and improvements, leasehold improvements, furniture and equipment, and computer software are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation on premises and equipment sold or otherwise disposed of are removed from the balance sheet and any gain or loss is reported in the current year's operations. Depreciation is calculated using the straight-line method over the estimated useful lives ranging from 3 to 39 years.

Brokerage Intangible

The brokerage intangible represents the value of customer relationships attributable to the generation of future net profits for the Company. The intangible asset is being amortized on an accelerated basis over its expected life of 15 years.

The Company performs an impairment test of the brokerage intangible when indicators of impairment exist. Impairment losses are recognized in the period of determination. The Company did not record an impairment charge in 2013.

Note 2—Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a disregarded entity for tax purposes. As a disregarded entity, the Company does not have individual tax status but is treated as a division of the single member for federal and state income tax purposes.

The operations of the Company are included in the consolidated federal and combined state and local income tax returns filed by Capital One. Tax expenses or benefits are allocated among members in the consolidated group on a separate return basis.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2013.

Benefit Plans

The Company's employees are included in the employee benefit plans maintained by Capital One, subject to the provisions of the respective plans. Costs associated with these plans are allocated directly to the Company.

Note 3—Fair Value of Financial Instruments

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2—Observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities
- Level 3—Unobservable inputs

Note 3—Fair Value of Financial Instruments (continued)

Level 1, 2 and 3 Valuation Techniques

The valuation of financial instruments is classified as Level 1 when it is determined based on quoted prices in active markets for identical assets or liabilities. The valuation is classified as Level 2 when it is determined based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. The valuation is classified as Level 3 when it is determined based on the use of pricing models, discounted cash flow methodologies or similar techniques, and at least one significant model assumption or input is unobservable and the determination of the fair value requires significant management judgment or estimation. The accounting guidance for fair value requires that the use of observable inputs be maximized and the use of unobservable inputs be minimized in determining fair value.

All of the investments held by the Company are categorized as Level 1 and are recorded at cost which approximates fair value due to their short-term nature. The Company does not have any financial liabilities within the scope of the accounting guidance.

Assets Measured at Fair Value on a Recurring Basis

	December 31, 2013			
	Fair Value Measurements Using			Total Estimated Fair Value
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund	$ 19,946,446	$ —	$ —	$ 19,946,446
Total securities owned	$ 19,946,446	$ —	$ —	$ 19,946,446

Note 4—Premises and Equipment

The following table presents a summary of premises and equipment, net:

	Year Ended December 31, 2013
Buildings and improvements	$ 113,645
Leasehold improvements	16,622
Furniture and equipment	563,600
Computer software	243,892
Accumulated depreciation	(880,874)
Total premises and equipment, net	$ 56,885

Note 5—Income Taxes

As of the beginning and end of the reporting period, the Company had no unrecognized tax benefits under U.S. GAAP. The IRS began its audit of Capital One's federal income tax returns for the years 2009 and 2010 in 2012. It is expected that a settlement of this audit will be made within the next several months, and the outcome of the audit is not expected to have a material impact on the financial results of the Company. It is also expected that the IRS will begin its next audit cycle in the first quarter of 2014.

Note 6—Related Party Transactions

The Company markets and sells certain non-deposit investment products to the public, including customers of CONA, from certain branch premises.

Various administrative expenses are paid on the Company's behalf by CONA. These expenses are reimbursed by the Company to CONA on a monthly basis. The balance due to and from affiliated companies are intercompany balances that are settled periodically throughout the year.

Note 7—Brokerage Intangible

As a result of the November 16, 2005 acquisition of CONA by Capital One, the Company recorded a brokerage intangible asset of $5,000,000, which is presented net of accumulated amortization of $3,946,214 at December 31, 2013.

Note 8—Commitments and Contingencies

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

Note 9—Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. At December 31, 2013, the Company had no such liabilities.

Note 10—Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the managers or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

Note 11—Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its Clearing Broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its Clearing Broker on a daily basis, and requires customers to deposit additional collateral or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 12—Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $11,863,365, which was $11,172,668 in excess of the required minimum net capital of $690,697. The Company's net capital ratio was 0.87 to 1.

In addition, pursuant to an agreement between the Company and the District Committee for District No. 10 of the FINRA, dated February 4, 1994, the Company agreed to continue to maintain 120% (i.e. $60,000) of its minimum net capital requirement pursuant to SEC Rule 15c3-1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 13—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statement is issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statement, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 7, 2014, the date the financial statement was available to be issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statement.

»Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Member and Board of Directors
Capital One Investment Services LLC
Melville, New York

In planning and performing our audit of the financial statement of Capital One Investment Services LLC (the "Company"), as of December 31, 2013 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in

Certified Public Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph to this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 7, 2014
Glen Allen, Virginia

Keiter

Your Opportunity Advisors